British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	**November 30, 2003**	**2004/01/29**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Brian Harris	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ir@auterraventures.com	www.auterraventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Brian Harris"	Brian Harris	2004/01/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2004/01/29

AUTERRA VENTURES INC.

Interim Financial Statements
For the nine months ended November 30, 2003 and 2002

(Unaudited – Prepared by Management)

AUTERRA VENTURES INC.
INTERIM BALANCE SHEET
(Unaudited – Prepared by Management)

	November 30, 2003 (Unaudited)	February 28, 2003 (Audited)
ASSETS		
Current Assets		
Cash	$ 3,369	$ 132
Cash in trust	556	96
Account receivable (Note 7c)	58,749	58,749
Goods and services tax recoverable	8,628	8,077
Prepaid expenses	217	9,409
Marketable securities (Notes 2 and 4)	3,000	3,000
Security deposit	4,000	-
	78,519	79,463
Due from Related Party (Note 5)	1,576	1,576
Property, Plant and Equipment (Notes 2 and 6)	3,253	8,549
Mineral Properties, including deferred costs (Notes 2 and 7)	335,042	343,361
	$ 418,390	$ 432,949
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 329,171	$ 361,117
Due to related parties (Note 8)	95,272	143,368
	424,443	504,485
Loan Payable (Note 9)	8,274	8,274
Long-term accounts payable (Note 12)	13,693	-
	446,410	512,759
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 10)	2,773,734	2,351,734
Deficit	(2,801,754)	(2,431,544)
	(28,020)	(79,810)
	$ 418,390	$ 432,949

Approved on Behalf of the Board:

"Raymond Roland" — Director

"Brian Harris" — Director

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2003 AND 2002
(Unaudited – Prepared by Management)

	Three months ended November 30, 2003	Three months ended November 30, 2002	Nine months ended November 30, 2003	Nine months ended November 30, 2002
ADMINISTRATION COSTS:				
Accounting and audit	$ 3,500	$ (270)	$ 13,780	$ 20,480
Amortization	191	745	1,282	2,235
Conferences	3,694	-	3,694	-
Interest and bank charges	1,692	4,841	13,701	12,233
Management fees	13,500	7,500	28,500	22,500
Office and miscellaneous	2,905	458	6,890	5,686
Legal fees	130,732	-	149,568	505
Rent	9,000	9,000	27,000	27,000
Transfer agent and filing fees	4,074	1,056	15,385	6,987
Travel and promotion	1,383	1,442	2,180	7,911
	170,671	24,772	261,980	105,537
OTHER ITEMS:				
Interest income	(6)	-	(11)	(22)
Loss on sale of capital assets	3,313	-	3,313	-
Loss on write-off of mineral property	104,928	-	104,928	-
NET LOSS FOR THE PERIOD	278,906	24,772	370,210	105,515
DEFICIT AT BEGINNING OF PERIOD	2,522,848	2,320,872	2,431,544	2,240,129
DEFICIT AT END OF PERIOD	$ 2,801,754	$ 2,345,644	$ 2,801,754	$ 2,345,644
Loss per share	$ (0.02)	$ (0.01)	$ (0.03)	$ (0.01)

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2003 AND 2002
(Unaudited – Prepared by Management)

	Three months ended November 30, 2003	Three months ended November 30, 2002	Nine months ended November 30, 2003	Nine months ended November 30, 2002
OPERATING ACTIVITIES:				
Net loss for the period	$ (278,906)	$ (24,772)	$ (370,210)	$ (105,515)
Adjustments:				
Amortization	191	745	1,282	2,235
Interest on long term debt	165	-	495	-
Loss on sale of capital assets	3,313	-	3,313	-
Loss on write-off of mineral property	104,928	-	104,928	-
	(170,309)	(24,027)	(260,192)	(103,280)
Changes in non-cash working capital items:				
Account receivable	-	-	-	27,500
Goods and services tax recoverable	4,289	(1,400)	(551)	1,436
Prepaid expenses	1,332	479	9,192	(118)
Security deposit	-	-	(4,000)	-
Accounts payable and accrued liabilities	99,702	4,776	(18,746)	17,542
Due to related parties	(139,853)	20,056	(48,096)	47,102
	(204,839)	(116)	(322,393)	(9,818)
FINANCING ACTIVITIES:				
Issuance of common shares	262,000	-	422,000	4,800
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	(22,000)	-	(37,000)	-
Deferred exploration and development costs, net of mineral exploration tax credit and exploration grant	(32,580)	-	(59,610)	2,734
Sale of capital assets	700	-	700	-
	(53,880)		(95,910)	2,734
INCREASE (DECREASE) IN CASH	3,281	(116)	3,697	(2,284)
CASH, BEGINNING OF PERIOD	644	649	228	2,817
CASH, END OF PERIOD	$ 3,925	$ 533	$ 3,925	$ 533
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Non-cash Transaction – Note 12

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED NOVEMBER 30, 2003 AND 2002
(Unaudited – Prepared by Management)

	Auterra Properties	AR Properties	Rabbit North Properties	2003 Total	Auterra Properties	AR Properties	Haines Gabbro Properties	2002 Total
Exploration and Development Costs:								
Administration and miscellaneous	$ 308	$ -	$ 14,158	$ 14,466	$ -	$ -	$ -	$ -
Assay			1,450	1,450				-
Drilling			12,260	12,260				
Geological	-	-	26,722	26,722	-	-	-	-
Field work			4,712	4,712				
Total costs incurred during the period	308	-	59,302	59,610	-	-	-	-
Exploration grant	-	-	-	-	-	(2,734)	-	(2,734)
Balance of Costs at Beginning of Period	83,433	77,428	-	160,861	80,860	77,428	25,639	183,927
	83,741	77,428	59,302	220,471	80,860	74,694	25,639	181,193
Cost recovery	-	-	-	-	-	-	(25,639)	(25,639)
Write-off of mineral property	-	(77,428)	-	(77,428)	-	-	-	-
Balance of Costs at End of Period	$ 83,741	$ -	$ 59,302	$ 143,043	$ 80,860	$ 74,694	$ -	$ 155,554

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2003, AND 2002
(Unaudited – Prepared by Management)

1. INTERIM REPORTING

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's February 28, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual February 28, 2003 financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b. Values

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

c. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d. Marketable Securities

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

e. Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Furniture and fixtures	20%

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Loss per Share

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

g. Incentive Stock Option Plan

The Company has not adopted a formal incentive option plan, but has granted stock options as described in Note 10. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

h. Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash in trust, account receivable, marketable securities, due from related party, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. MARKETABLE SECURITIES

	2003		2002	
	Cost	Market Value	Cost	Market Value
Boss Gold Ltd. (33,333 shares)	$ 10,000	$ 3,000	$ 10,000	$ 5,167

5. DUE FROM RELATED PARTY

An amount due from a corporation controlled by the officer of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

6. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and fixtures	$ 6,600	$ 3,347	$ 3,253	$ 4,067

7. MINERAL PROPERTIES

	November 30, 2003			November 30, 2002		
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Total	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Total
a. Auterra Properties	$ 155,000	$ 83,740	$ 238,740	$ 155,000	$ 80,860	$ 235,860
b. AR Properties	-	-	-	27,500	74,694	102,194
c. Rabbit North Properties	37,000	59,302	96,302	-	-	-
	$ 192,000	$ 143,042	$ 335,042	$ 182,500	$ 155,554	$ 338,054

7. MINERAL PROPERTIES (CONT'D)

a. Auterra Properties

i) By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight (8) Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four (4) Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

ii) By a Terminated Option Agreement dated August 5, 1999 the Company received 100,000 shares of the capital stock of Boss Gold Ltd. (formerly Cora Resources Ltd.) at a price of $0.10 per share.

b. AR Properties

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

- Cash payments totaling $185,000 as follows:

$ 5,000	on signing of the Agreement (paid);
20,000	upon TSX acceptance;
10,000	on or before October 1, 2001;
25,000	on or before October 1, 2002;
25,000	on or before October 1, 2003;
50,000	on or before October 1, 2004; and
50,000	on or before October 1, 2005.
$ 185,000	

- 100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and
- Incurring exploration and development expenditures totaling $250,000 as follows:

7. MINERAL PROPERTIES (CONT'D)

b. AR Properties – cont'd

$ 40,000	on or before March 1, 2001 (incurred);
40,000	on or before March 1, 2002;
40,000	on or before March 1, 2003;
40,000	on or before March 1, 2004; and
90,000	on or before March 1, 2005.
$ 250,000	

During the nine-month period ended November 30, 2003 the Company decided let its option lapse and no longer has an interest in the property.

c. Haines Gabbro Properties

By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid included:

- $15,000 paid pursuant to the Underlying Agreement; and
- $41,720 cash to satisfy previously incurred drill program costs (paid);

During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgment Agreement dated March 17, 2002 LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recovery and court costs totaling $86,249 made in accordance with the repudiated agreement as follows:

- Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (received); and
- Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors. Issuance of the shares by LMX has not yet been completed.

d. Rabbit North Properties

By a Mineral Property Option Agreement (the "Agreement") dated December 3, 2002, the Company has an option to acquire 100% interest (subject to a 2% net smelter returns royalty for base metals and 3% for gold and silver) in the Rabbit North gold-copper property from private owners by issuing 300,000 shares, paying $245,000 in cash and completing $1-million

7. MINERAL PROPERTIES (CONT'D)

d. **Rabbit North Properties**

worth of work staged over five years. The property located 20 kilometers southwest of Kamloops in British Columbia, Canada.

As at November 30, 2003 the Company paid $15,000 and issued 200,000 shares to the Property owners, paid $4,000 security deposit for reclamation permit, and spent $59,302 on exploration.

8. DUE TO RELATED PARTIES

Amounts due to Directors and officers, and corporations controlled by the Directors and officers are unsecured, and have no specific terms of repayment except for an amount totaling $11,175 (2002: $19,075) due to a corporation controlled by an officer of the Company, which accrues interest at the rate of 2% per month.

At November 30, 2003, $95,272 (2002: $233,105) was due to related parties.

9. LOAN PAYABLE

The loan payable was unsecured and bore interest at the rate of 8% per annum, compounded semi-annually, not in advance. The loan together with accrued interest was repayable on demand after April 30, 2001.

	November 30, 2003	November 30, 2002
Principal	$ -	$ -
Accrued interest	8,274	8,120
	$ 8,274	$ 8,120

In consideration of the loan, the Company issued 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

During the year ended February 28, 2001, the principal portion of the loan was repaid.

10. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	November 30, 2003		November 30, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at beginning of period	7,947,757	$ 2,351,734	7,921,090	$ 2,346,934
Shares issued:				
- Pursuant to private placement at $0.10	4,000,000	400,000	-	-
- For mineral property at $0.11	200,000	22,000	-	-
- Pursuant to exercise of warrants at $0.18	-	-	26,667	4,800
Balance at end of period	12,147,757	$ 2,773,734	7,947,757	$ 2,351,734

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of November 30, 2003 and 2002 and changes during the periods ending on those dates is presented below:

	November 30, 2003		**November 30, 2002**	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-		338,442	$0.225
Granted	1,200,000	$0.28	-	
Exercised	-		-	
Expired/cancelled	-		(388,442)	$0.225
Options outstanding and exercisable at end of period	1,200,000	$0.28	-	

Stock-based Compensation Plan – **Cont'd**

The following table summarizes information about stock options outstanding at November 30, 2003:

Exercise Price	Outstanding	Expiry
$0.28	1,200,000	September 24, 2005

11. RELATED PARTY TRANSACTIONS

a) Management fees of $22,500 (2002: $22,500) were incurred with a corporation controlled by an officer of the Company.

b) Management fees of $6,000 (2002: $Nil) were charged by the President of the Company.

c) Interest of $11,702 (2002: $7,891) and rent of $27,000 (2002: $27,000) were incurred with a corporation controlled by an Officer of the Company.

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

12. NON-CASH TRANSACTIONS

A financing activity that does not have a direct impact on current cash flows is excluded from the cash flow statement. During the six months ended November 30, 2003 the following transaction was excluded from the statements of cash flows:

- Pursuant to letters of deferral, the Company reclassed $203,694 of accounts payable and accrued liabilities to long-term accounts payable.

During the three months ended November 30, 2003 the Company paid $190,000 leaving the long-term debt balance of $13,693 outstanding at November 30, 2003.

AUTERRA VENTURES INC.
QUARTERLY REPORT
November 30, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT PERIOD:

See Note 11 of the accompanying financial statements.

The aggregate amount of expenditures incurred with parties not-at-arms length with the Company were $67,202 during the nine months ended November 30, 2003.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED:

Date	Type of Security	Number	Price	Proceeds	Consideration
Sep. 10/03	Resource property	100,000	$0.11	$ 11,000	Property
Sep. 10/03	Private placement	4,000,000	$0.10	$400,000	Cash
Nov. 24/03	Resource property	100,000	$0.11	$ 11,000	Property
		4,200,000			

B. OPTIONS GRANTED DURING THE PERIOD:

Date	Number	Optionee	Exercise Price	Expiry Date
Sep.24/03	100,000	Brian Harris	$0.28	Sep.24/05
Sep.24/03	600,000	Raymond Roland	$0.28	Sep.24/05
Sep.24/03	90,000	Tom Torrance	$0.28	Sep.24/05
Sep.24/03	90,000	Steve Kenwood	$0.28	Sep.24/05
Sep.24/03	90,000	Vic Berar	$0.28	Sep.24/05
Sep.24/03	90,000	David Beruschi	$0.28	Sep.24/05
Sep.24/03	140,000	Employees, consultants	$0.28	Sep.24/05
	1,200,000			

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2003:

Authorized share capital - 50,000,000 common shares without par value.

A total of 12,147,757 shares have been issued for a total of $2,773,734.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT NOVEMBER 30, 2003:

Exercise Price	Outstanding	Expiry
$0.28	1,200,000	September 24, 2005

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2003:

Common shares in escrow – 468,750.

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 29, 2004:

B. Harris	Director, President
R. Roland	Director, Chief Financial Officer, Secretary
S. Kenwood	Director
V. Berar	Director
T. Torrance	Director

AUTERRA VENTURES INC.
NOVEMBER 30, 2003

RESULTS OF OPERATIONS

Auterra Ventures Inc. (the "Issuer") is a venture capital company with a mineral exploration business. As all of the Issuer's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

The Issuer incurred a net loss of $370,210 for the nine months ended November 30, 2003 as compared to a loss of $105,515 for the comparative period in 2002.

RESOURCE PROPERTY INTERESTS

Rabbit North Property - British Columbia, Canada

In December 2002, the Issuer entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines are all close by.

The property holds a large (over 8 km) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

The past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper-gold mineralization. No reserves or resources have been delineated as yet. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drilled.

New High Grade Gold at Rabbit North

The last drilling campaign in 1997 uncovered a very important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

AUTERRA VENTURES INC.
NOVEMBER 30, 2003

Now this exploration target is a high grade gold zone similar to the Snip Mine in Northern British Columbia. Like the gold at Rabbit North, gold at the Snip mine is also located in the margins of a large copper gold porphyry system. Snip has past production of 1.3 mt @ 24.53 g/t Au (recovered grade).

A second encouraging important development at Rabbit North was the 1996 Enzyme Leach sampling done over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton testify to the potential for very significant copper-gold mineralization at Rabbit North.

Overall, exploration is very encouraging as the introduction of enzyme leach geochemistry has opened up new drill targets for a significant copper-gold porphyry deposit and the important discovery of high grade gold in the most recent drill holes has brought the potential for Snip-like high grade gold into focus for the first time.

In late November, a trenching program was carried out on the property and a report on results is pending. Also during November, work was completed on the preparation of four targets for a drilling program, which is planned for Quarter 1, 2004.

The Issuer on January 28, 2004, entered into a Joint Venture Agreement with Ballad Gold & Silver Ltd. Terms of the joint venture grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra. The underlying option agreement provides the Issuer with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares (issued) due upon acceptance for filing by the TSX Venture Exchange, $15,000 cash (paid) and $100,000 worth of exploration work. As at November 30, 2003 the Issuer had incurred $26,723 for geological expenses. Due to the extreme weather conditions in the area, further activity on the property was postponed and the Issuer has been granted an extension on completion of the remaining first year's work commitment. The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Cairn Gold Properties - British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Toodoggone Mining District area has a rich history of exploration and mining and is home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper

AUTERRA VENTURES INC.
NOVEMBER 30, 2003

Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and returned is grade mineralization including samples of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. We were also approached by Northgate explorations, the successor of Royal Oak, with a proposal to acquire the Cairn. No agreement was concluded. In August 1999, the Issuer entered into a joint venture agreement with Cora Resources Ltd. to explore the Cairn Property. This agreement was terminated during the fiscal year 2002, Cora not having complied with the terms.

The Issuer is very encouraged by the higher grade copper and silver on the Cairn property when compared with lower bulk grade at Kemess. The aim of our exploration is to define higher grade copper and silver that could be a complement to the low grade copper-gold at the nearby mill of Northgate's Kemess South Mine.

Castle Mountain Property – North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

The Issuer holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

AUTERRA VENTURES INC.
NOVEMBER 30, 2003

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

In September 2000, the Issuer entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company. The Issuer had the right to earn a 70% undivided interest in the AR property by making cash payments to Cabin Creek totalling $185,000 over a 5 year period and issuing 100,000 common shares of the Issuer. The Issuer was also responsible for funding exploration
costs totalling $250,000 over a period of 5 years. The Issuer has now allowed the agreement to lapse and no longer has an interest in the property.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, Brian Harris and S. Kenwood P. Geo, are Directors of the Issuer. Mr. Roland is President and Chief Executive Officer. Subsequent to year end and on January 19, 2004, Mr. Roland resigned as President and was replaced by Brian Harris. Mr. Roland remains as a Director and Chief Financial Officer.

INVESTOR RELATIONS ACTIVITIES

No investor relation activities were undertaken by or on behalf of the Issuer during the nine months ended November 30, 2003.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to facilitate ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the quarter ending November 2003 the Issuer completed its private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common

share of the Issuer at a price of $0.10 per share. The units were subject to a hold period and became free trading on January 11, 2004.

During the quarter ending November 30, 2003, the Issuer agreed to a private placement of 1,875,000 units at $0.16 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.22 per share. A portion of the private placement will be issued on a flow-through basis. Proceeds of the private placement are to be used on Auterra's Rabbit North Property, BC and general corporate purposes. A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing. The Issuer did not proceed with the private placement of its securities to raise up to $200,000 as announced on July 21, 2003.

OUTLOOK

The Issuer, along with its joint venture partner, Ballad Gold & Silver Ltd. is planning to conduct further exploration at the Rabbit North Property including additional trenching and drilling the high grade gold and copper- gold targets commencing in late winter, weather conditions permitting the fall of 2003. A Mines Act Permit has been obtained and preliminary site preparation on the four drill targets has been completed.

82-4653

AUTERRA VENTURES INC.

04 MAR 30 AM 7:21

January 21, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

Auterra Announces Management Changes

Auterra Ventures Inc is pleased to announce that Brian Harris, a director of the Company, has been appointed President.

Mr. Raymond Roland is appointed and Chief Financial Officer and Secretary of the Company.

SUPPL

AUTERRA VENTURES INC.

Per: *"Brian Harris"*
Brian Harris, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

For further information, please contact Brian Harris at:

Tel: (604) 669-5819 Email: b.harris@auterraventures.com

dlw 3/30

02-4653

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

04 MAR 30 AM 7:21

NEWS RELEASE ***January 28, 2004***

BALLAD TO EXPLORE RABBIT NORTH COPPER / GOLD PROJECT NEAR AFTON & HIGHLAND VALLEY COPPER MINES

VANCOUVER, CANADA - Ballad Gold & Silver (**TSX-BGS**) and Auterra Ventures (**TSX-AUW**) are pleased to announce Ballad's agreement to participate in the Rabbit North Copper/Gold Project.

The Rabbit North Project is an advanced copper/gold exploration prospect prominently situated in a prime geologic environment closely located between two world class copper/gold mines – the Afton Mine 12 kilometres to the northeast and the Highland Valley Copper Mine 25 kilometres to the southwest, near Kamloops in central British Columbia, Canada.

Rabbit North is immediately drill ready. Over $2 million in exploration expenditures have been completed to date generating world class copper/gold and gold exploration targets on the property. Additional trenching on the property was completed in late December and results from this exploration program are expected to be released next week.

Ballad is now mobilizing exploration crews to drill test a number of significant exploration targets as quickly as possible.

Located in a geologic environment of great significance to the international mining industry, with the nearby Afton and Highland Valley copper/gold mines evidencing the area's spectacular potential, exploration at Rabbit North suggests it has the potential to host two distinct styles of world class gold and gold/copper deposits.

Firstly, Rabbit North demonstrates it has the potential for a high grade gold-in-fracture-zone deposit like that found at the Snip Mine in northern British Columbia. Ballad's drill testing of the Rabbit North's potential high grade gold-in-fracture-zone targets will be based on prior exploration including a hole drilled in 1997 by ProAm Exploration Corporation that reportedly returned 15.4 grams per ton over 8 meters with the best interval returning 27.69 grams per ton of gold over 2 meters at what is believed to be the periphery portion of the Rabbit North copper/gold porphyry system. The Snip Mine produced approximately one million ounces of gold at 24.5 grams of gold per ton.

Secondly, surface exploration and drilling at Rabbit North has identified Afton style copper/gold porphyry mineralization targets covering an area with size potential greater than found at the Afton Mine.

Diamond drilling will also test this large, altered alkaline porphyry system located on Rabbit North which has similar geology to that at the Afton Mine for a very large, high grade, near surface copper/gold deposit.

DRC Resources Corporation's (TSX – "DRC") development of the Afton Mine is a good example of the exploration potential in the area. In November 1999, DRC acquired an interest in the Afton Mineral Claims Group which included the two open pits where Afton Mines Ltd. mined and milled 27 million tons of ore and produced in excess of 450,000 ounces of Gold and 45 million tons of Copper from 1977 to 1988. DRC believed that there was another undiscovered high grade ore body beneath the mine. Their theory proved correct. Over the past four years DRC has continued exploration and development on the property reporting reserves of 34.3 million tones grading 1.55% copper and 1.14 grams of gold per ton as of April 2002. In late 2003, DRC completed a $24 million financing to advance development and bring the Project to Final Feasibility.

The Rabbit North property is the subject of a 43-101 geological report dated July 8, 2003, by Mr. Andre Pauwels. P. Geo, Consulting Geologist. Mr. Pauwels is no longer a director of Ballad and Ballad and Auterra thank Mr. Pauwels for his contributions. Ballad and Auterra share a director in common.

Terms of the joint venture grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

In connection with the joint venture Ballad has arranged a $250,000 non-brokered private placement consisting of the issuance of 250,000 units of Ballad at a price of $1.00 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $1.25 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of Ballad. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of Ballad. The proceeds of the private placement will be added to flow-through funds currently on hand for future exploration and development.

"At Rabbit North we have all the ingredients for exploration success. The property has outstanding geology and is located very close to and between the world class Afton and Highland Valley mines. Rising copper and gold prices and demand, together with the genuine excitement generated by DRC Resources' recent discovery beneath the Afton open pit along with Rabbit North's extensive and compelling exploration results to date make the joint venture with Auterra an excellent opportunity to quickly make a significant low cost discovery. Simply put, it's irresistible. We are very excited

to get our drills turning" stated Anthony Beruschi, President of Ballad Gold and Silver Ltd. "From the technical expertise and sophistication of the original optionees of the property to Auterra, to the strong recommendations on the property by Mr. Pauwels, we are impressed by the strengths and immediate potential of this important copper/gold exploration project. Kamloops has good reason to be proud of its mining heritage. We are working to add to that record with discoveries at Rabbit North."

Brian Harris, President of Auterra adds: "We are very pleased with the Joint Venture with Ballad on Rabbit North. This Joint Venture advances Auterra's strategy to concentrate on acquiring high quality properties, particularly in Canada for joint venture on favourable terms or our development. A big part of our decision was Ballad's management's commitment to the property and the Kamloops mining area, and Ballad's ability and desire to get drilling underway immediately. In our opinion, it is a personal venture for both parties involved to see this through to completion."

Penascudo Update

Ballad's Penascudo Gold/Silver Project in Argentina has featured Bonanza Grade results of up to 32.18 oz/ton Gold and 20.56 oz/ton Silver from a chip sample of 0.35 meters width from a vein system exposed on surface for over 55 meters, in a low sulphidation-epithermal system. Ballad is very pleased with exploration results to date at Penascudo. A phase one exploration program commenced in the month of November. Ballad expects to resume exploration at Penascudo in February with results to be released upon completion of the Phase 1 Exploration program.

The Joint Venture Agreement between Ballad and Auterra and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

....

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4653

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

January 29, 2004

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. announces today the results from its operations for the nine month period ended November 30, 2003. Auterra Ventures Inc. incurred a net loss of $370,210 ($0.03 per share) for the period ended November 30, 2003, as compared to a loss of $105,515 ($0.03 per share) for the comparative period in 2002. The increase in net loss for the most recent fiscal period was due primarily to a write-off of $104,928 mineral property deferred costs and increase in legal and management fees.

AUTERRA VENTURES INC.

Per: ***"Raymond Roland"***
Raymond Roland, Director

82-4653

AUTERRA VENTURES INC.

February 12, 2004

TradingSymbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

GOLD-COPPER PROPERTY OPTIONED LOCATED BETWEEN AFTON AND HIGHLANDS VALLEY MINES

Auterra Ventures Inc. is pleased to announce it has entered into an option to acquire up to a 100% interest in the Rabbit South gold-copper property.

The Rabbit South mineral claims, covers a large gold and copper porphyry system similar to the system that hosts 50 million tonnes of 1.14 grams per ton Gold and 1.55% copper reported at the Afton Mine DRC Resources 12 km to the North of Rabbit South and 25 km North of the world class Highland Valley (close to 2 billion tonnes of 0.4-0.5% copper in reserves and past production) operated by Teck Cominco Ltd.

The property owners have completed in-depth compilations of the geological, soil geochemical, induced Polarization, and drilling data available in the public domain and from that information, three new drilling targets have been identified. These targets have been further refined by new geochemical techniques that the owners conducted on the property including conifer outer bark sampling and selective extraction enzyme leaching. Base on this data, Auterra's consultants believe the property has the potential for a Copper Gold open pitable alkaline porphyry deposit of the Stikine Copper Central Zone variety (233, 900,000 tonnes @ 0.67 CU and 0.35 g/t AU) or an Afton – DRC type deposit (50 million plus tonnes containing 1 to 2% CU with values in Au and Pd). In addition, a drill-indicated molybdenum resource located on the property warrants re-evaluation.

The Rabbit South has very similar geology to Rabbit North. Auterra believes that both the Rabbit North and Rabbit South properties have excellent potential for a multi – million tonne porphyry copper – gold ore deposit. Both properties are situated in the triangular area formed by the Craigmont Mine, Highland Valley Mine and Afton Mines which have a combined total production value of approximately $18 Billion to date. This is the principal copper producing area in British Columbia. The Rabbit North and Rabbit South projects contain the only major untested drill targets in this triangular area. New discoveries at the Rabbit properties would benefit by infrastructure availability.

Mr Brian Harris, President of Auterra said: "We believe our interests in this area hold great potential, particularly now that both gold and copper prices have improved. On January 28, 2004, the Company entered into a joint venture agreement with Ballad Gold & Silver whereby Ballad could earn up to a 70% interest in Rabbit North and Ballad is now ready to put drills in the ground. We think that the Rabbit South Property holds equal, if not greater potential than

Rabbit North and pursuant to our work commitments on the property, we plan on diamond drilling a number of identified targets early this year."

Auterra has the option to acquire the property for issuing 300,000 shares, paying $300,000 in cash and completing $1,500,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares, $25,000 cash and $200,000 in exploration. The property is subject to a NSR Royalty in favour of the vendors: 3% for Base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by Auterra for cash.

The agreement is subject to acceptance for filing by the TSX Venture Exchange.

AUTERRA VENTURES INC.

Per: *"Brian Harris"*
Brian Harris, President

Send mail to admin@auterraventures.com with questions or comments about this web site.

82-4653

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

NEWS RELEASE ***March 19, 2004***

Trenching Program Confirms Exploration Potential at Rabbit North

Auterra Ventures Inc. ("Auterra") and Ballad Gold & Silver Ltd. ("Ballad") are pleased to announce the results of the recent Phase I Trenching and Sampling Program on the Rabbit North Gold/Copper Project located 20 km southwest of Kamloops, British Columbia, Canada.

The Rabbit North Gold/Copper Project targets two deposit types: large-tonnage Afton/DRC type copper gold deposit and high-grade Snip type mesothermal gold vein deposits. The Afton/DRC deposit is reported to host 68.7 million tonnes grading 1.68% Copper Equivalent (Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz). The Snip deposit was a high grade gold-in-vein deposit averaging about 25 grams per tonne gold mined in the Iskut River area of North Western British Columbia during the 1980 and 1990's.

The completed trenching and sampling program was designed to follow-up on targets identified variously by drilling, trenching and enzyme leach soil sampling by the previous operators.

A total of 11 excavations, mainly deep pits up to 13 metres in depth were dug using a Cat 235C excavator during the Phase I Program. Some of these excavations encountered weak to strongly anomalous gold in bedrock with one encountering highly anomalous copper-gold mineralization.

Excavations number EX03-1 and EX03-2 successfully targeted the surface extension of a high-gold bearing shear zone previously encountered by earlier diamond drilling. Gold mineralization within this shear zone is variously hosted by quartz stringers and the diorite host rock. This high-grade gold bearing structure is believed to extend 30 metres along strike between the two excavations. Chip sampling across this gold-bearing structure encountered significant gold values with the highest chip sample being 14.30 grams per tonne gold over 1.0 metre.

This highly mineralized gold-bearing structure is believed to be the same structure intersected in 1997 by a previous operator. That hole intersected 15.4 grams per tonne gold over 8 metres, including 27.55 grams per tonne over 2 metres. Another drill hole, located 25 metres further along strike, intersected 4.27 grams per tonne gold over 2 metres.

Chip Sampling highlights from Trenches EX03-1 and EX03-2 are listed below:

Trench	Sample Type	Width (m)	Gold Grade (grams per tonne)
Ex03-1	Chip	1.0	14.30
Ex03-1	Chip	1.1	10.90
Ex03-1	Chip	0.6	2.54
Ex03-1	Chip	1.1	2.34
Ex03-2	Chip	1.0	3.98
Ex03-2	Chip	0.4	2.82
Ex03-2	Chip	1.9	1.69

Excavation number EX03-3 probed for copper-gold mineralization in the western contact of the Durand Stock, targeting Afton/DRC type copper/gold porphyry mineralization. The trench encountered bedrock containing chrysocolla with associated gold. The average of 5 samples totaling about 50 kilograms of mineralized material returned 391 ppb (0.391 grams per tonne) gold and 2138 ppm (0.2139%) copper. Previous drilling and prospecting along this drift covered contact, which has been surveyed by IP and various other geophysical and geochemical methods, resulted in a previous drill hole intersecting 0.4% copper and 0.188 grams per tonne gold over 27.5 metres. Also found along this contact is mineralized float returning up to 3.25% Copper in chrysocolla combined with 0.715 grams per tonne gold. Float comprised of massive chalcocite, a high-grade copper mineral, has also been found along this contact.

Excavation number EX03-3 is located nearby an old drill hole which encountered a notable 0.14% copper and 0.424 grams per tonne gold over 90 metres. Excavation EX03-3 is located in an area containing strong indications of activity involving porphyry style copper-gold mineralization over an area of about 300 metres, the length of the local contact. A large Induced Polarization anomaly, covering 300 meters by 600 metres, occurs in the area and straddles the intrusive-volcanic contact further supporting the potential for Rabbit North to host an Afton/DRC type deposit. About half of this target is capped by Tertiary volcanics which are believed to have protected soft, supergene mineralization from glacial erosion, similar to what happened at the Afton deposit. Diamond drill testing of this target will be a key portion of the upcoming drilling program, which would include several holes into the main gold structure.

The 2003 Phase I Trenching Program was conducted under the direct supervision of Independent Qualified Person James A. Currie, P.Eng. who provided QA/QC protocols and conducted check sampling.

The Rabbit North Gold/Copper Property is located 12 km away from the former Afton Mine and is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration efforts have encountered extensive zones of anomalous gold and copper-gold mineralization. Rabbit North is almost completely covered in glacial drift ranging from a few meters to several tens of meters.

On January 28, 2004, Auterra and Ballad entered into a joint venture agreement under which Ballad has the right to earn up to a 70% interest in the project. The joint venture partners plan to proceed to Phase II of the exploration program on Rabbit North as soon as snow conditions allow for safe and efficient mobilization of exploration crews. Phase II will comprise drill testing of several targets which have been identified though previous work and from the results of the recent trenching program.

Also being considered for inclusion of the Phase II Program is further trenching on a circular, untested, drift covered IP anomaly measuring 0.9 kilometres in diameter. During the Phase I exploration program a pit was dug at the end of the trail being built to access the target. Samples taken from the bottom of the pit, recovered from glacial till, encountered 340 ppb gold. This is believed to occur near bedrock.
The companies are monitoring the current snow conditions in order to determine access road conditions for drill team mobilization. The Phase II of the exploration program is expected to commence once road conditions are suitable to support mobilization of the drill team and rigs.

Peñascudo Gold/Silver Project Update

Exploration at Ballad's Peñascudo Gold/Silver Project in Argentina is continuing with crews expected to complete the current exploration phase at the end of March. Crews will begin compilation of the Phase I data while finalizing Phase II exploration plans. Ballad will release the results form Phase I when available.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

....

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4653

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Auterra Ventures Inc.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 2, 2004.

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options - 1,200,000 common shares exercisable at a price of $0.28 per share on or before October 2, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.28 (deemed)	$336,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$336,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 13, 2004.

Auterra Ventures Inc.
Name of issuer or vendor *(please print)*

Raymond Roland, President
Print name and position of person signing

Signature

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 21, 2004

Item 3. **Press Release**

Press Release dated January 21, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces management changes.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that Brian Harris, a director of the Company, has been appointed President.

Mr. Raymond Roland is appointed and Chief Financial Officer and Secretary of the Issuer.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of January, 2004.

"Brian Harris"
Brian Harris, Director

82-4653

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

January 28, 2004

Item 3. Press Release

Press Release dated January 28, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

Ballad Gold & Silver and the Issuer are pleased to announce Ballad's agreement to participate in the Rabbit North Project.

Item 5. Full Description of Material Change

VANCOUVER, CANADA - Ballad Gold & Silver (**TSX-BGS**) and the Issuer are pleased to announce Ballad's agreement to participate in the Rabbit North Copper/Gold Project.

The Rabbit North Project is an advanced copper/gold exploration prospect prominently situated in a prime geologic environment closely located between two world class copper/gold mines – the Afton Mine 12 kilometres to the northeast and the Highland Valley Copper Mine 25 kilometres to the southwest, near Kamloops in central British Columbia, Canada.

Rabbit North is immediately drill ready. Over $2 million in exploration expenditures have been completed to date generating world class copper/gold and gold exploration targets on the property. Additional trenching on the property was completed in late December and results from this exploration program are

expected to be released next week.

Ballad is now mobilizing exploration crews to drill test a number of significant exploration targets as quickly as possible.

Located in a geologic environment of great significance to the international mining industry, with the nearby Afton and Highland Valley copper/gold mines evidencing the area's spectacular potential, exploration at Rabbit North suggests it has the potential to host two distinct styles of world class gold and gold/copper deposits.

Firstly, Rabbit North demonstrates it has the potential for a high grade gold-in-fracture-zone deposit like that found at the Snip Mine in northern British Columbia. Ballad's drill testing of the Rabbit North's potential high grade gold-in-fracture-zone targets will be based on prior exploration including a hole drilled in 1997 by ProAm Exploration Corporation that reportedly returned 15.4 grams per ton over 8 meters with the best interval returning 27.69 grams per ton of gold over 2 meters at what is believed to be the periphery portion of the Rabbit North copper/gold porphyry system. The Snip Mine produced approximately one million ounces of gold at 24.5 grams of gold per ton.

Secondly, surface exploration and drilling at Rabbit North has identified Afton style copper/gold porphyry mineralization targets covering an area with size potential greater than found at the Afton Mine.

Diamond drilling will also test this large, altered alkaline porphyry system located on Rabbit North which has similar geology to that at the Afton Mine for a very large, high grade, near surface copper/gold deposit.

DRC Resources Corporation's (TSX – "DRC") development of the Afton Mine is a good example of the exploration potential in the area. In November 1999, DRC acquired an interest in the Afton Mineral Claims Group which included the two open pits where Afton Mines Ltd. mined and milled 27 million tons of ore and produced in excess of 450,000 ounces of Gold and 45 million tons of Copper from 1977 to 1988. DRC believed that there was another undiscovered high grade ore body beneath the mine. Their theory proved correct. Over the past four years DRC has continued exploration and development on the property reporting reserves of 34.3 million tones grading 1.55% copper and 1.14 grams of gold per ton as of April 2002. In late 2003, DRC completed a $24 million financing to advance development and bring the Project to Final Feasibility.

The Rabbit North property is the subject of a 43-101 geological report dated July 8, 2003, by Mr. Andre Pauwels. P. Geo, Consulting Geologist. Mr. Pauwels is no longer a director of Ballad and Ballad and the Issuer thank Mr. Pauwels for

his contributions. Ballad and the Issuer share a director in common.

Terms of the joint venture grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of the Issuer in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and the Issuer.

In connection with the joint venture Ballad has arranged a $250,000 non-brokered private placement consisting of the issuance of 250,000 units of Ballad at a price of $1.00 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $1.25 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of Ballad. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of Ballad. The proceeds of the private placement will be added to flow-through funds currently on hand for future exploration and development.

"At Rabbit North we have all the ingredients for exploration success. The property has outstanding geology and is located very close to and between the world class Afton and Highland Valley mines. Rising copper and gold prices and demand, together with the genuine excitement generated by DRC Resources' recent discovery beneath the Afton open pit along with Rabbit North's extensive and compelling exploration results to date make the joint venture with the Issuer an excellent opportunity to quickly make a significant low cost discovery. Simply put, it's irresistible. We are very excited to get our drills turning" stated Anthony Beruschi, President of Ballad Gold and Silver Ltd. "From the technical expertise and sophistication of the original optionees of the property to the Issuer, to the strong recommendations on the property by Mr. Pauwels, we are impressed by the strengths and immediate potential of this important copper/gold exploration project. Kamloops has good reason to be proud of its mining heritage. We are working to add to that record with discoveries at Rabbit North."

Brian Harris, President of the Issuer adds: "We are very pleased with the Joint Venture with Ballad on Rabbit North. This Joint Venture advances Auterra's

strategy to concentrate on acquiring high quality properties, particularly in Canada for joint venture on favourable terms or our development. A big part of our decision was Ballad's management's commitment to the property and the Kamloops mining area, and Ballad's ability and desire to get drilling underway immediately. In our opinion, it is a personal venture for both parties involved to see this through to completion."

Penascudo Update

Ballad's Penascudo Gold/Silver Project in Argentina has featured Bonanza Grade results of up to 32.18 oz/ton Gold and 20.56 oz/ton Silver from a chip sample of 0.35 meters width from a vein system exposed on surface for over 55 meters, in a low sulphidation-epithermal system. Ballad is very pleased with exploration results to date at Penascudo. A phase one exploration program commenced in the month of November. Ballad expects to resume exploration at Penascudo in February with results to be released upon completion of the Phase 1 Exploration program.

The Joint Venture Agreement between Ballad and the Issuer and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Brian Harris, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of February, 2004.

"Brian Harris"
Brian Harris, President

82-4653

BC FORM 53-901F

SECURITIES ACT

04 ... 30 ... 7:21

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

January 29, 2004

Item 3. Press Release

Press Release dated January 29, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the results from its operations for the nine month period ended November 30, 2003.

Item 5. Full Description of Material Change

The Issuer announces today the results from its operations for the nine month period ended November 30, 2003. It incurred a net loss of $370,210 ($0.03 per share) for the period ended November 30, 2003, as compared to a loss of $105,515 ($0.03 per share) for the comparative period in 2002. The increase in net loss for the most recent fiscal period was due primarily to a write-off of $104,928 mineral property deferred costs and increase in legal and management fees.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Brian Harris, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of February, 2004.

"Brian Harris"
Brian Harris, President

82-4653

BUSINESS CORPORATIONS ACT (YUKON)

04 ... 7:21

ANNUAL RETURN

1. Corporation Name: AUTERRA VENTURES INC.

2. Corporate Access Number: 28611

3. Corporation's registered office address is:

   501 - 905 West Pender Street
   Vancouver, BC V6C 1L6

4. This report contains information as at: February 12, 2004

5. Corporation's registration date in the Yukon: February 12, 2001

6. Names and addresses of the Directors are:

   Brian Harris
   4760 Williams Road
   Richmond, BC V7E 1J9

   Tom Torrance
   202 - 3288 Capilano Crescent
   North Vancouver, BC V7R 4H7

   Raymond Roland
   305 - 1132 Haro Street
   Vancouver, BC V6E 1C9

   Stephen Kenwood
   2073 - 149th Street
   Surrey, BC V4A 8L4

   Vic Berar
   8291- No. 4 Road
   Richmond, BC V6Y 2T7

7. The names, addresses and office held of the Officers are:

   Brian Harris
   4760 Williams Road
   Richmond, BC V7E 1J9

   President, CEO

   Raymond Roland
   305 – 1132 Haro Street
   Vancouver, BC V6E 1C9

   CFO, Secretary

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED this 18th day of February, 2004.

Authorized Signatory

President
Title